(Translation)

Cover Page

Document Name:	Extraordinary Report

Filed with:	The Director General of the Kanto Local Finance Bureau

Filing Date:	June 18, 2014

Corporate Name:	Toyota Motor Corporation

Name and Title of Representative:	Akio Toyoda, President

Location of Head Office:	1 Toyota-cho, Toyota City, Aichi Prefecture

Telephone Number:	(0565)28-2121

Name of Contact Person:	Yuji Maki, Project General Manager, Accounting
Division

Nearest Contact Location:	4-18, Koraku 1-chome, Bunkyo-ku, Tokyo

Telephone Number:	(03)3817-7111

Name of Contact Person:	Hideki Fujii, General Manager, Media Relations
Department, Public Affairs Division

Places of Public Inspection of the Extraordinary Report:

Tokyo Stock Exchange, Inc.

(2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)

Nagoya Stock Exchange, Inc.

(8-20, Sakae 3-chome, Naka-ku, Nagoya)

Fukuoka Stock Exchange

(14-2, Tenjin 2-chome, Chuo-ku, Fukuoka)

Sapporo Securities Exchange

(14-1, Minamiichijo-nishi 5-chome, Chuo-ku,

Sapporo)

1.	Reason for Filing

Toyota Motor Corporation (“TMC”) is filing this Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance relating to the Disclosure of Corporate Affairs, Etc. to report the approval of resolutions at the FY2014 Ordinary General Shareholders’ Meeting (the “General Shareholders’ Meeting”) of TMC.

2.	Description of Report

(1)	Date on which the General Shareholders’ Meeting was held:

June 17, 2014

(2)	Details of the proposed resolutions voted on at the General Shareholders’ Meeting:

Proposed Resolution 1:	Distribution of Surplus

a. Allocation of dividend assets and the total amount of dividends:
Payment of 100 yen per share of common stock (Total amount of dividends: 316,976,601,900 yen)
b. Effective date of distribution of surplus: June 18, 2014

Proposed Resolution 2:	Election of 15 Directors

It was proposed that the following 15 persons be elected as Directors:
Takeshi Uchiyamada, Akio Toyoda, Satoshi Ozawa, Nobuyori Kodaira, Mitsuhisa Kato, Masamoto Maekawa, Yasumori Ihara, Seiichi Sudo, Koei Saga, Tokuo Fukuichi, Shigeki Terashi, Yoshimasa Ishii, Ikuo Uno, Haruhiko Kato, and Mark T. Hogan.

Proposed Resolution 3:	Election of 2 Audit & Supervisory Board Members

It was proposed that the following 2 persons be elected as Audit & Supervisory Board Members: Masaki Nakatsugawa, and Teisuke Kitayama.

Proposed Resolution 4:	Election of 1 Substitute Audit & Supervisory Board Member

It was proposed that the Ryuji Sakai be elected as a substitute Audit & Supervisory Board Member.

Proposed Resolution 5:	Payment of Executive Bonuses

In consideration of the results for FY2014 and other factors, the 13 Directors (excluding Outside Directors) in office as of the end of FY2014 will be paid a total amount of 659,510,000 yen as executive bonuses.

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Proposed Resolution 6:	Delegation to our Board of Directors of the Power to Decide the Terms of the Disposition of our Treasury Stock by Way of Third-Party Allotment

Pursuant to Articles 199 and 200 of the Companies Act, it was proposed that the power to decide the terms of the disposition of our treasury stock by way of third-party allotment be delegated to our board of directors.

(3)	Number of “affirmative votes,” “negative votes” or “abstentions” in respect of the resolutions described above, requirements for the approval of such resolutions and results of voting:

(Proposed by TMC)

Resolutions	Number of affirmative votes	Number of negative votes	Number of abstentions	Number of voting rights held by shareholders present at the meeting	Results of voting
					Ratio of affirmative votes (%)	Approved/ Disapproved
Proposed Resolution 1	24,610,964	10,465	32,408	25,017,364	98.37	Approved
Proposed Resolution 2
Takeshi Uchiyamada	23,750,813	844,711	58,383	25,017,354	94.93	Approved
Akio Toyoda	24,374,478	221,081	58,352	25,017,358	97.43	Approved
Satoshi Ozawa	24,259,024	280,376	114,507	25,017,354	96.96	Approved
Nobuyori Kodaira	24,255,174	284,215	114,518	25,017,354	96.95	Approved
Mitsuhisa Kato	24,258,920	280,466	114,521	25,017,354	96.96	Approved
Masamoto Maekawa	24,258,996	280,391	114,520	25,017,354	96.96	Approved
Yasumori Ihara	24,256,199	283,186	114,522	25,017,354	96.95	Approved
Seiichi Sudo	24,256,215	283,170	114,523	25,017,355	96.95	Approved
Koei Saga	24,242,509	296,872	114,526	25,017,354	96.90	Approved
Tokuo Fukuichi	24,210,910	328,463	114,534	25,017,354	96.77	Approved
Shigeki Terashi	24,242,673	296,688	114,546	25,017,354	96.90	Approved
Yoshimasa Ishii	24,242,507	296,842	114,558	25,017,354	96.90	Approved
Ikuo Uno	19,426,857	5,069,062	155,337	25,014,703	77.66	Approved
Haruhiko Kato	24,472,191	149,115	32,609	25,017,362	97.82	Approved
Mark T. Hogan	22,044,607	2,557,962	48,694	25,014,710	88.12	Approved
Proposed Resolution 3
Masaki Nakatsugawa	22,793,725	1,755,552	104,696	25,017,344	91.11	Approved
Teisuke Kitayama	19,186,385	5,415,828	49,121	25,014,705	76.70	Approved
Proposed Resolution 4	24,505,993	115,717	32,434	25,017,364	97.95	Approved
Proposed Resolution 5	24,046,950	554,718	52,097	25,017,327	96.12	Approved
Proposed Resolution 6	24,379,959	241,719	32,433	25,017,361	97.45	Approved

Note:	1.

“Number of affirmative votes”, “Number of negative votes” and “Number of abstentions” include the aggregate affirmative votes, negative votes and abstentions, respectively, exercised in writing or by means of electronic transmission as well as affirmative votes and negative votes, respectively, exercised by shareholders present at the General Shareholders’ Meeting.

2.

“Number of voting rights held by shareholders present at the meeting” is the aggregate number of voting rights exercised in writing or by means of electronic transmission and the number of voting rights held by all shareholders present at the General Shareholders’ Meeting.

3.

The requirements for approval of each resolution are as follows:

For Proposed Resolutions 1 and 5, a majority vote of the shareholders present at the General Shareholders’ Meeting;

For Proposed Resolution 2, 3, and 4, a majority vote of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders who are entitled to vote;

For Proposed Resolution 6, not less than two-thirds (2/3) of the votes of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders who are entitled to vote; and

In addition, each number of voting rights held by shareholders present at the meeting includes the number of voting rights exercised in writing or by means of electronic transmission.

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(4)	Reasons for not including certain voting rights held by shareholders present at the meeting in the number of voting rights:

The aggregate number of voting rights exercised prior to the General Shareholders’ Meeting and the voting rights, which were confirmed by certain shareholders present at the General Shareholders’ Meeting to represent approval or disapproval of each of the proposed resolutions, were sufficient to meet the requirements to approve all of the proposed resolutions. Accordingly, voting rights which were held by the shareholders present at the General Shareholders’ Meeting but for which approval or disapproval of each proposed resolution could not be confirmed, were not counted.

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